FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

November 27, 2007

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Reference: Fancamp Exploration Ltd. - File No. 82-3929

Dear Sirs:

Please find enclosed copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Marketwire.

Yours very truly,

FANCAMP EXPLORATION LTD.

Debra Chapman
Director and Secretary

/dc

Encl.

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

NEWS RELEASE

File No. 82-3929

Fancamp Exploration Ltd. – McFAULDS LAKE UPDATE

November 27, 2007

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

Fancamp Exploration Ltd. (TSX Venture Exchange - FNC): The Company wishes to report it is carrying out linecutting (at 50m line spacing) on the original 200m grid, to be followed by a gravity survey. This work is scheduled to be completed by year end. Preliminary results from the detailed helicopter time domain EM and magnetic survey will be available by mid-December, which, together with the ground survey results, will permit the optimum selection of drill targets.

Drilling is planned for the February/March period of 2008.

ON BEHALF OF THE BOARD

"Peter H. Smith", Ph.D., P.Eng., President

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

END